Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries.	Jurisdiction	Short Name

Chilectra S.A.	Chile	Chilectra Chile
Compañia Eléctrica Tarapacá S.A.	Chile	Celta
Empresa Eléctrica Pehuenche S.A.	Chile	Pehuenche
Empresa Nacional de Electricidad S.A.	Chile	Endesa Chile
GasAtacama S.A.	Chile	GasAtacama